Exhibit 12.1

	Nine Months Ended September 30,	Years Ended December 31
	2012	2011	2010	2009	2008	2007

Including Interest Paid on Deposits:
Earnings before income taxes	$13,819	$15,022	$13,213	$12,812	$13,038	$12,337

Combined fixed charges:
Interest expense on deposits	4,266	5,707	5,845	7,223	8,954	10,144
Interest expense on trust preferred securities	1,024	1,366	1,365	190	—	—
Interest expense on borrowed funds	369	543	530	402	535	293
Appropriate portion (1/3) of rent expense	373	449	452	338	265	235
Total fixed charges	$6,302	$8,065	$8,192	$8,153	$9,754	$10,672

Earnings before income taxes and fixed charges	$19,851	$23,087	$21,405	$20,965	$22,792	$23,009
Ratio of earnings to fixed charges	3.29	2.86	2.61	2.57	2.34	2.16

Excluding Interest Paid on Deposits:
Earnings before income taxes	$13,819	$15,022	$13,213	$12,812	$13,038	$12,337

Combined fixed charges:
Interest expense on trust preferred securities	1,024	1,366	1,365	190	—	—
Interest expense on borrowed funds	369	543	530	402	535	293
Appropriate portion (1/3) of rent expense	373	449	452	338	265	235
Total fixed charges	$1,766	$2,358	$2,347	$930	$800	$528

Earnings before income taxes and fixed charges	$15,858	$17,380	$15,560	$13,742	$13,838	$12,865
Ratio of earnings to fixed charges	8.83	7.37	6.63	14.78	17.30	24.37